Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 2, 2022

Benzinga Live

Christian Lee Interview

February 2, 2022

Aaron Bry, Benzinga

Time for our next guest. We’re bringing on Christian Lee, the CFO of Transfix. A very interesting time to be talking to Christian, because Transfix is all in the supply chain logistics space. And we're still seeing some impacts from that in the overall market. So, I'm excited to talk to Christian, talk more about that. Transfix is merging with G Squared Ascend I, a SPAC, so we're going to see Transfix on the market soon. Without further ado, let's go ahead and give Christian the very special intro and bring them on.

Spencer Israel, Benzinga

Who's doing that? Am I doing that?

Aaron Bry, Benzinga

I don't know. We have a producer do it. Okay, there's a big snowstorm coming in, Christian probably knows about the snowstorm… I mean, logistics. Mr. Lee, thank you for taking time out of your Wednesday to join us on Benzinga Live. Sorry about the delayed intro, we're dealing with some supply chain issues.

Christian Lee, CFO of Transfix

We can help with that. Yeah. Thanks for having me on. Excited to be here.

Aaron Bry, Benzinga

Yeah, so before we get started, do you want to just give a brief rundown, kind of elevator pitch, on what Transfix is and what it is that y'all do?

Christian Lee, CFO of Transfix

Yeah, absolutely. Basically, at our core, we use technology to help better match shippers, so large companies who need to move goods, with the trucking companies that help them move them. There is a pretty large imbalance in the US, you have very, very large shippers, and generally speaking, the trucking companies are quite small. There's 4 million trucks and a million trucking companies, and so they're not well suited to interact with each other. So, you need people to help bring them together, make matches. Historically that's been done, sort of, with telephones and email and analog ways of doing it. And so, eight years ago, Drew and Jonathan basically said, what if we could do this with technology? What if we could build machine learning algorithms that help better match supply and demand, take a lot of the inefficiency that exists out of the system, make it better for shippers, better for truckers, and then basically automate a lot of the traditionally manual tasks that go into how a load actually moves around the country? And so, we've been doing that for the past eight years; the growth has been tremendous. And so that's our core business. From there, we've launched software that helps shippers run their business more efficiently, and carriers run their business more efficiently. So, the ultimate goal is a platform that brings all this together to create efficiencies in the supply chain.

Spencer Israel, Benzinga

Wait I--sorry, question. Sorry to interrupt you, Aaron. Did you work with trains at all?

Christian Lee, CFO of Transfix

Right now, it is just domestic freight.

Spencer Israel, Benzinga

Probably good, because I literally read an article about train robberies, how’s that thing? No, seriously, I read, I read it this morning. Train robberies are back in vogue.

Christian Lee, CFO of Transfix

Look, rail is a big part of the equation. And, you know, I think there's, you know, if you look at our longer-term roadmap, certainly intermodal is a big piece of that, but today it’s just trucks.

Spencer Israel, Benzinga

Sorry. Okay.

Aaron Bry, Benzinga

So, logistically, you know, no pun intended, is this automation AI in the warehouses, in the trucks? Both? You know, walk me through that.

Christian Lee, CFO of Transfix

Yeah. So basically, there's two ways that we use the technology. So, the first set is the matching technology. And so traditionally, when someone needed to move loads, they would call a broker and say, “Hey, I have 100 loads to move from A to B.” And then that person would sort of go find some trucks to meet that capacity. As you can imagine, if it was being done by human beings, there's lots of inefficiency. It's hard to make matches. And so, what we did was say, look, we can actually start to take, you know, the hundreds of thousands of loads that company A needs to move. And we have, you know, tens of thousands of carriers on our platform, who represent hundreds of thousands of trucks. And basically, we collect data on every single load that moves, every single load we bid on that we don't win, every single load that we do win--there's lots of third-party data. And so, one of the things that has happened, is there's a huge amount of data that exists in this industry that has never really been captured, structured, and used in the way that we're using it. So, we basically feed that into our algorithms to the matching algorithms. As you can imagine, with machine learning, every transaction, the machine gets smarter and smarter, so you continue to make better and better matches. However shippers want to move their goods, right, sometimes, they go out to RFP, sometimes they do it that day, sometimes they want a 12 month contract, sometimes they have many bids, sometimes they use tax, sometimes they don't… whatever way they're doing, they put that out to the market. We capture that, we've organized instruction. And then we have, as I said, hundreds of thousands of trucks on the platform, and we let them tell us here's the lanes we want to be in, and then we have historical data: who's good, who's not, in what lands are they good. And so, the machine makes those matches. It's important to understand that we don't just let the machine do that, right. We have human beings who are looking at it to make sure and the machine will give a confidence level like if this match is, you know, a 10/10 or 6/10, so we can look at it. And so, it's not just the machine running by itself. It’s the machine doing a bunch of work, and then with a human being can say yes, this makes sense or it doesn't. So that's sort of the high level how you make this sort of matches more efficient. Below that, there's a lot of technology in how you automate things, and I'll just give one simple example that sounds very basic, but it's actually a huge amount of work in the system is how you book appointments. So typically, what happens is a shipper needs to move a load, you connect them to a carrier, and then the trick is, what time can that carrier show up at the warehouse? When will they be unloaded? When will they be loaded? And that is a surprising amount of effort, because the warehouse may or may not be actually owned by the shipping company. So, it might be a third-party warehouse. You have to figure out you know, when that carrier can go in, when they can drop off, when they can leave, and so that's when people talk about idle time and truck drivers just sitting and waiting, it's because they're waiting at a warehouse to unload and reload. So, what we have done is built predictive algorithms that say, look, we've now delivered in this warehouse 10,000 times. We know that between the hours of X and Y is when it's going to be most efficient. We know that if we get here this time, the carrier can get in and out quickly. And so, we can predict that we do it and then we sort of reach out to them, you know, an automated email or text, or whatever else. And so, you basically both get rid of you know the potential for huge wait times, and you make it easier to actually make that appointment time. And that's just one small example. There's you know, dozens of things like that throughout the life of the load that historically required huge amounts of time that you can begin to automate, bring technology into to make it more efficient for the carriers and the shippers in the warehouse.

Aaron Bry, Benzinga

Got it. Yeah, no, it makes a lot of sense. And I think for our audience, our audience is mostly retail investors and day traders, I think there's two interesting parts here. Obviously, the first and foremost being that Transfix is going public via SPAC ticker, you know, GSQD. Do you know what the new ticker will be yet?

Christian Lee, CFO of Transfix

TF.

Aaron Bry, Benzinga

TF, Transfix. That's good. That's a good ticker. The second part that I think is interesting is, I imagine that Transfix that you guys have some kind of insights into the global shipping market, kind of what you're seeing on a macro level that may allow us as investors to make better decisions.

Christian Lee, CFO of Transfix

Yeah, so again, we focus right now domestically, Global is in our long-term plan, but most of our insights are going to be domestically. I would actually tell you there is a great podcast that we put out. There's a person in our company, Justin Mays, who does a podcast of sort of the week in logistics that does have a lot of insights. So, if your listeners or viewers are looking for something, it's actually pretty insightful gives a lot of sense of what we're seeing. And the nature of this industry is incredibly dynamic, right? So, whatever I told you now, may or may not be true, you know, we're still accurate, you know, two months from now, because things change so quickly in what's going on. You know, what I would say is, is it's probably not so dissimilar from what you read in the headlines. That there is, you know, that rates continue to be elevated, there continues to be a, you know, substantial demand for trucking services, lots of goods still moving around, even coming out of the holiday. There was a question of, you know, was this going to taper off? You know, so far, what we've seen is, continued high levels of demand and I think when you look at it, no one has a crystal ball, but it does seem unlikely that we get out of the sort of supply chain issues, certainly anytime soon. Probably takes kind of throughout 2022 to continue to unravel some of the mess.

Aaron Bry, Benzinga

So, let's take, I mean, I don't know. Well we have Amazon reporting earnings tomorrow afternoon. Let's just say, do you think shipping has been strong past three months or not so strong or sorry, not the past three months, the three months before that?

Christian Lee, CFO of Transfix

Yeah, I won’t guess as to Amazon’s earnings.

Aaron Bry, Benzinga

Well, company specific company aside, just global, well, I guess, domestic shipping?

Christian Lee, CFO of Transfix

I think our sense is it's been pretty strong across the board, that there was a whole you know, Q4 was obviously a lot of work of retailers, you know, filling stores, getting things ready for the holiday season. I think overall, what you saw is probably less impact than people were fearing, because of the work that many of these retailers and other folks did in advance to sort of have goods in on in stock on shelves. And so, what we saw in Q4 was a lot of volume for that happening and kind of getting ready for that big holiday rush. And now you're basically seeing a lot of work and restocking.

Aaron Bry, Benzinga

Yep. And I'm seeing in the comments, the podcast is called the Transfix Take podcast. Yeah, check that out wherever you get podcasts, Spotify, Apple Music, etc. or Apple podcasts. Alright, so you said Transfix, you guys, been doing this for about eight years, correct? Yep. And when was the decision made that hey, look, we want to go public?

Christian Lee, CFO of Transfix

So, we started thinking about it and talking about it in late 2020. And really what happened is, if you look at sort of the beginning of 2020, demand was strong, continued growth. And then you went into kind of March, April, and literally trucks stopped moving across the country. And you know, people said where's this gonna end? What's what is COVID gonna mean for the world? And you know, we're now 18 months in and we're still in COVID. But, as that happens, sort of demand went way down. And a lot of people hold back. Transfix, because of the investments that we had made previously in the technology, sales and marketing etc. as demand started to come back in Q4 of 2020, we saw a tremendous amount of interest in the solution that we were providing. And, you know, what we have seen as this sort of shift in the way shippers are working with their partners generally on supply chain, it used to just be, you know, only a cost center and sort of was dealt with somewhere you know, down deep in the organization. And now you have CEOs, CFOs, Chief Product Officer saying, I need to better understand the supply chain. It's a core part of what we do we need to elevate this; the board needs understand. And so, it's not enough to just have someone who can make a few phone calls and find trucks we need visibility, we need better matches, we need reliability. All the things that we had built on the platform started to become a great solution when shippers were picking their heads up and saying oh my gosh, how am I going to get my goods around the country? How do I handle this, this environment? And so, as we started to see that increased demand kind of coming out of the end of 2020, it became clear that there was a long, you know, runway ahead of us in terms of demands, the shippers we were working with, there was huge amounts of requests for what we were doing. And so, we said, look, you know, we need additional capital to invest in new products, and sales, and marketing, and all the things that we see as opportunities ahead of us. And so, then we said, is it better to a private raise of public raise? You know, we ultimately decided that a public company was the right vehicle for us for a variety of reasons, which I can talk about: transparency, using equity as currency and potential M&A, the capital it would raise. And then of course, the question became, is it better to do it as a traditional IPO or with a SPAC? And for us, the, the partner that we were able to find, so G Squared was an existing investor. They knew us well, they knew the industry very well. They, as you can kind of go and see in all of our public documents, they were willing to put a substantial amount of their own capital into the deal. They structured you know, 50% of their founder shares at risk only when we achieve certain share price so they really put their money where their mouth is in terms of their investment, as well as the structure of their shares. And their knowledge of the industry in the markets was just very important. And so, we ultimately decided that, you know, being public was the right solution for us, given all of the demand we see, and the investment we want to continue to do and that G Squared was the right partner, which led us down the path of the SPAC.

Aaron Bry, Benzinga

So, I mean, I know you mentioned about a few different ways that you may be able to use that money kind of down the road. Are there any immediate things on the radar that you say, okay, once you know this merger goes through, this is what we're going to use some of this capital for?

Christian Lee, CFO of Transfix

Yeah. The number one is continued investment in the products that we've been developing. So, I mentioned our transportation management system, a software platform for shippers, as well as a fleet management system, software to help carriers, truckers become run their businesses more efficiently. So, we'll definitely continue to invest in those. We'll continue to invest in sales and marketing, getting our name out there more broadly across the enterprise shipper market. And then we think that there's an interesting opportunity for M&A at some point. Nothing immediate, nothing to talk about today. But we do think if you look at the dynamics of this market, depending on the source you look at, there's maybe 17,000 brokers who are connecting shippers and carriers. The vast majority of them don't have either the capital, or the desire, or even quite frankly, the ability to bring on the data scientists and engineers, and all the people you need to build this technology for again, better matching, reliability, transparency, visibility, etc. And so, we do think there will be a substantial amount of consolidation in this space over the next five years. And we believe that we can be a good consolidator in that time.

Aaron Bry, Benzinga

Got it. Well, Christian Lee, CFO of Transfix, thank you for joining us on the show today. Pleasure to have you, looking forward to hopefully getting to have you on again, anytime we have questions about the supply chain—actually, I guess one, one follow up question. The last question would be, I'd imagine R&D in this space is expensive. I mean, once you're talking you know, when you're talking about AI, you're talking about all these things I mean, I can't imagine that's cheap.

Christian Lee, CFO of Transfix

Yeah, and for sure, we're dealing with the same issues that everyone around the world is right now with this incredible, you know, market for talent that exists and how do you bring people in? Data Scientists, engineers, people who have public company experience, all the things you need to build this company. And so, certainly, again, not immune from that we've taken a pretty distributed approach even before COVID, we had had a you know, a plan to have a fully remote engineering and data science workplace to make sure that we could get the best talent across the country and in other places as well. We also, you know, one of the things is important that you that you have to have as a company is an interesting problem for these engineers and data scientists and others to come solve. And it turns out, there's really not a lot more interesting out there, then how can we help alleviate the inefficiencies that exist in this marketplace? How do we kind of use technology automation, machine learning to help you make things better for shippers and carriers to get through some of these bottlenecks, and again, the long term shifts we're seeing in supply chain. So, we've been fortunate in that it's an exciting problem to work at. So, we are able to attract and probably punch quite frankly a lot above our weight in the talent that we're able to bring in, because of the excitement around the problem we're solving and the success we've had so far and doing it.

Aaron Bry, Benzinga

Got it. Well congratulations, looking forward to the merger. Again, ticker GSQD, for now will be TF once that merger is complete. Christian Lee, CFO of Transfix, thank you again for coming on today.

Christian Lee, CFO of Transfix

Thanks for having me on guys. Happy to be on whenever helpful.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.